

SECURI 07001450 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52838

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott James Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Arlington Boulevard
(No. and Street)

Falls Church, (City) Virginia (State) 22042 (Zip Code)

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott S. James 703-533-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayah, Tamba, S.
(Name – *if individual, state last, first, middle name*)

7005 Good Luck Road (Address) New Carrollton, (City) Maryland (State) 20784-3621 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 26 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott S. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott James Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

City/County of Fairfax
Commonwealth of Virginia
The foregoing instrument was acknowledged before me this 20th day of February, 2007
by [signature] Notary Public
MARY L. SCANLAN
My commission expires May 31, 2009

Notary Public



Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scott James Group, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2006

Assets	Allowable	Non-Allowable	Total
Cash	57,611		
Receivables from Brokers or Dealers			
A. Clearance Account	36,379		
B. Other	1,771		
Other Assets		2,807	
Total Assets	95,762	2,807	98,569

Liabilities & Shareholder's Equity Liabilities	AI Liabilities	Non-AI Liabilities	Total
Accounts Payable	20,458	0	20,458
Long-Term Debt	0	0	0
Total Liabilities	20,458	0	20,458
Shareholders Equity			
Common Stock			1
Additional Paid-In Capital			104,206
Retained Earnings			-26,097
Total Ownership Equity			78,110
Total Liabilities & Shareholder's Equity			98,569

Scott James Group, Inc.
Statement of Income
For The Year Ended December 31, 2006

REVENUE	
Commissions:	
Commissions on transactions in exchange liste(	46,989
Commissions on listed options transactions	0
All other securities commissions	30,740
Total securities commissions	77,729
Gains or losses on firm securities investment a(	0
Fees for account supervision, investment advis(	589,614
Other revenue	7,780
Total Revenue	675,123
EXPENSES	
Other employee compensation and benefit	625,633
Commissions paid to other broker-dealers	22,365
Interest expense	2,974
Regulatory fees and expenses	15,527
Other expenses	7,622
Total Expenses	674,122
NET INCOME	1,001

Scott James Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006
Increase (Decrease) in Cash

Cash Flows from operating activities:	
Net Income	1,001
Increase In Accounts Payable	425
Decrease In Accounts Receivable	129
Net Cash Provided by Operating Activities	1,555
Capital Contributions	0
Capital Withdrawals	0
Net Cash Provided by Capital Contributions	0
Net Increase In Cash	1,555
Cash Beginning of Year	95,242
Cash End of Year	96,797

Scott James Group, Inc.
Statement of Changes in Ownership Equity 2006

Balance, beginning of period	77,109
Net Income (loss)	1,001
Additions	0
Deductions	0
Balance, end of period	78,110

Scott James Group, Inc.
Net Capital
31-Dec-06

Reconciled Cash Equivalents	57,611.14
Clearing Deposit	25,000.00
Web CRD Balance	2,807.00
Pershing Net Credit Balance	11,379.27
Accounts Receivable	1,771.18
Total Assets	98,568.59
-Total Liabilities	20,458.47
Net Worth	78,110.12
-Non-Allowable	2,807.00
Adjusted Capital	75,303.12
-Haircut	0.00
Net Capital	75,303.12
-Required Minimum	50,000.00
Excess Net Capital	25,303.12

Aggregate Indebtedness	20,458.47
Ratio of AI to Net Capital	27.17%

Scott James Group, Inc.
COMPUTATION OF NET CAPITAL
31-Dec-06

Total ownership equity from Statement of Financial Condition	78,110
Total ownership equity qualified for Net Capital	78,110
Total capital and allowable subordinated liabilities	78,110
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	2,807
Net capital before haircut on securities positions	75,303
Haircuts	0
Net Capital	75,303

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer (1)	50,000
Excess Net Capital	25,303

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total AI Liabilities from Statement of Financial Condition	20,458
Total aggregate indebtedness	20,458
Percentage of aggregate indebtedness to net capital	27.17%

(1) Operates under (k)(2)ii exemption.

No differences exist between the unaudited Part IIA Focus Filing and this report.

MAYAH & ASSOCIATES, CPAs

To the Shareholders and Board of Directors
The Scott James Group, Inc.

Independent Auditor's Report

We have audited the accompanying statement of Net Capital of The Scott James Group, Inc. including the Statement of Financial Condition, as of December 31, 2006, the related statements of Income, Cash Flows, changes in Ownership Equity, and the notes to the financial statements for the period then ended. These financial statements and notes to the financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and notes to the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the notes to the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the notes to the financial statements. Our procedures included confirmation of securities owned as of December 31, 2006 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the notes to the financial statements referred to above present fairly, in all material respects, the financial position of The Scott James Group, Inc., as of December 31, 2006, the results of its operations and changes in net assets for the year then ended, and the notes to the financial statements as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Tamba S. Mayah, CPA
New Carrollton, MD
January 31, 2007

7005 Good Luck Road; New Carrollton, MD 20784-3621. (301)486-1443 Tel. (301)486-1445 Fax

The Scott James Group, Inc.

Notes to the Financial Statements – December 31, 2006

Significant Accounting Policies: Nature of Operations

The Scott James Group, Inc. "the Company" is an NASD Broker/Dealer. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the USA.

Security Valuation

All investments are carried at fair value, which are market quotations when readily available or determined in "good faith" by the Board of Directors when market quotations are not readily available. Money market funds are carried at fair value.

Federal Income Taxes

The Company operates as a Subchapter S corporation and as such all tax liability flows through to the personal return of Scott S. James, who is 100 percent owner and principal.

Others

The Company follows industry practices and records security transactions on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

MAYAH & ASSOCIATES, CPAs

To the Shareholders and Board of Directors
The Scott James Group, Inc.

Subject: Material Inadequacies

As required by SEC Rule 17a-5(d)(1), the Rule, and in connection with our audit of The Scott James Group, Inc. for the period ended December 31, 2006, we have found no material inadequacies to report.



Tamba S. Mayah, CPA
New Carrollton, MD
January 31, 2007

7005 Good Luck Road; New Carrollton, MD 20784-3621. (301)486-1443 Tel. (301)486-1445 Fax

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1974 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet SEC objectives.

This report is intended solely for the information and use of the members, management, the SEC and the National Association of Securities Dealers, Inc. in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Tamba S. Mayah, CPA
New Carrollton, MD
January 31, 2007

END